Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements

BRP Inc.

For the three-month periods ended April 30, 2020 and 2019

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF NET INCOME

[Unaudited]

[in millions of Canadian dollars, except per share data]

		Three-month periods ended
	Notes	April 30, 2020	April 30, 2019

Revenues	15	$1,229.8	$1,333.7
Cost of sales		994.7	1,033.1
Gross profit		235.1	300.6

Operating expenses
Selling and marketing		81.7	97.2
Research and development		50.5	57.5
General and administrative		45.0	52.2
Impairment charge	16	171.4	—
Other operating expenses	17	13.8	4.7
Total operating expenses		362.4	211.6
Operating income (loss)		(127.3)	89.0

Financing costs	18	37.0	20.7
Financing income	18	(14.0)	(0.8)
Foreign exchange loss on long-term debt		84.2	25.7
Income (loss) before income taxes		(234.5)	43.4
Income tax expense (recovery)	19	(8.4)	19.6

Net income (loss)		$(226.1)	$23.8

Attributable to shareholders		$(226.0)	$24.0

Attributable to non-controlling interest		$(0.1)	$(0.2)

Basic earnings (loss) per share	14	$(2.58)	$0.25

Diluted earnings (loss) per share	14	$(2.58)	$0.25

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[in millions of Canadian dollars]

	Three-month periods ended
	April 30, 2020	April 30, 2019

Net income (loss)	$(226.1)	$23.8

Other comprehensive income (loss)

Items that will be reclassified subsequently to net income
Net changes in fair value of derivatives designated as cash flow hedges	1.7	2.4
Net changes in unrealized gain (loss) on translation of foreign operations	3.6	(2.7)
Income tax expense	(0.2)	(0.6)
	5.1	(0.9)

Items that will not be reclassified subsequently to net income
Actuarial gains (losses) on defined benefit pension plans	17.6	(15.4)
Gain (loss) on fair value of restricted investments	(0.7)	0.3
Income tax (expense) recovery	(4.4)	3.9
	12.5	(11.2)
Total other comprehensive income (loss)	17.6	(12.1)
Total comprehensive income (loss)	$(208.5)	$11.7

Attributable to shareholders	$(208.5)	$11.9

Attributable to non-controlling interest	$—	$(0.2)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

[Unaudited]

[in millions of Canadian dollars]

As at

	Notes	April 30, 2020	January 31, 2020

Cash		$800.7	$42.5
Trade and other receivables		289.1	399.1
Income taxes and investment tax credits receivable		21.3	18.4
Other financial assets	3	13.4	19.1
Inventories	4	1,116.5	1,166.3
Other current assets		28.8	26.8
Total current assets		2,269.8	1,672.2

Investment tax credits receivable		13.9	12.1
Other financial assets	3	20.1	20.2
Property, plant and equipment	5	1,008.2	1,027.4
Intangible assets	6	472.6	610.1
Right-of-use assets		221.6	214.7
Deferred income taxes		227.2	206.6
Other non-current assets		3.4	3.8
Total non-current assets		1,967.0	2,094.9

Total assets		$4,236.8	$3,767.1

Revolving credit facilities	7	$685.6	$—
Trade payables and accruals		957.0	1,085.8
Provisions	8	488.3	426.7
Other financial liabilities	9	130.7	182.9
Income tax payable		76.5	67.4
Deferred revenues		74.6	71.8
Current portion of long-term debt	10	18.4	17.9
Current portion of lease liabilities		33.6	31.6
Total current liabilities		2,464.7	1,884.1

Long-term debt	10	1,723.0	1,627.5
Lease liabilities		219.4	209.3
Provisions	8	113.2	112.8
Other financial liabilities	9	47.3	47.0
Deferred revenues		138.7	140.3
Employee future benefit liabilities		289.5	301.2
Deferred income taxes		14.4	14.3
Other non-current liabilities		20.2	20.3
Total non-current liabilities		2,565.7	2,472.7
Total liabilities		5,030.4	4,356.8
Deficit		(793.6)	(589.7)

Total liabilities and deficit		$4,236.8	$3,767.1

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[in millions of Canadian dollars]

For the three-month period ended April 30, 2020

	Attributed to shareholders
	Capital Stock (Note 11)	Contributed surplus		Retained losses	Translation of foreign operations	Cash- flow hedges	Total	Non- controlling interests	Total deficit
Balance as at January 31, 2020	$190.6	$(32.6)		$(757.0)	$4.9	$0.3	$(593.8)	$4.1	$(589.7)
Net loss	—	—		(226.0)	—	—	(226.0)	(0.1)	(226.1)
Other comprehensive income	—	—		12.5	3.5	1.5	17.5	0.1	17.6
Total comprehensive income (loss)	—	—		(213.5)	3.5	1.5	(208.5)	—	(208.5)
Issuance of subordinate shares	0.1	—		—	—	—	0.1	—	0.1
Repurchase of subordinate shares	(4.4)	70.3		(63.4)	—	—	2.5	—	2.5
Stock-based compensation	—	2.0	[a]	—	—	—	2.0	—	2.0

Balance as at April 30, 2020	$186.3	$39.7		$(1,033.9)	$8.4	$1.8	$(797.7)	$4.1	$(793.6)

  [a] Includes $0.9 million of income tax expense.

For the three-month period ended April 30, 2019

	Attributed to shareholders
	Capital Stock	Contributed surplus		Retained losses	Translation of foreign operations	Cash- flow hedges	Total	Non- controlling interests	Total deficit
Balance as at January 31, 2019, as previously reported	$217.8	$38.3		$(596.3)	$17.0	$(4.8)	$(328.0)	$5.2	$(322.8)
Adjustment for IFRS 16 (net of tax)	—	—		(16.7)	—	—	(16.7)	(0.1)	(16.8)
Balance as at February 1, 2019	$217.8	$38.3		$(613.0)	$17.0	$(4.8)	$(344.7)	$5.1	$(339.6)
Net income (loss)	—	—		24.0	—	—	24.0	(0.2)	23.8
Other comprehensive income (loss)	—	—		(11.2)	(2.7)	1.8	(12.1)	—	(12.1)
Total comprehensive income (loss)	—	—		12.8	(2.7)	1.8	11.9	(0.2)	11.7
Dividends	—	—		(9.7)	—	—	(9.7)	—	(9.7)
Issuance of subordinate shares	0.6	(0.2)		—	—	—	0.4	—	0.4
Repurchase of subordinate shares	(3.7)	—		(26.3)	—	—	(30.0)	—	(30.0)
Stock-based compensation	—	2.6	[a]	—	—	—	2.6	—	2.6

Balance as at April 30, 2019	$214.7	$40.7		$(636.2)	$14.3	$(3.0)	$(369.5)	$4.9	$(364.6)

  [a] Includes $0.1 million of income tax recovery.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

[Unaudited]

[in millions of Canadian dollars]

		Three-month periods ended
	Notes	April 30, 2020	April 30, 2019

OPERATING ACTIVITIES
Net income (loss)		$(226.1)	$23.8
Non-cash and non-operating items:
Depreciation expense		63.9	54.8
Income tax expense (recovery)	19	(8.4)	19.6
Foreign exchange loss on long-term debt		84.2	25.7
Interest expense and transaction costs	18	33.1	18.1
Impairment charge	16	171.4	—
Other		3.1	0.9
Cash flows generated from operations before changes in working capital		121.2	142.9
Changes in working capital:
Decrease in trade and other receivables		111.7	41.6
(Increase) decrease in inventories		79.3	(102.8)
(Increase) decrease in other assets		0.1	(0.2)
Increase (decrease) in trade payables and accruals		(142.8)	81.1
Increase in other financial liabilities		14.5	5.6
Increase (decrease) in provisions		42.8	(7.6)
Decrease in other liabilities		(5.7)	(2.5)
Cash flows generated from operations		221.1	158.1
Income taxes paid, net of refunds		(8.4)	(53.6)
Net cash flows generated from operating activities		212.7	104.5

INVESTING ACTIVITIES
Additions to property, plant and equipment	5	(34.9)	(39.0)
Additions to intangible assets	6	(8.4)	(13.2)
Other		(0.3)	—
Net cash flows used in investing activities		(43.6)	(52.2)

FINANCING ACTIVITIES
Increase (decrease) in revolving credit facilities		686.6	(1.8)
Issuance of long-term debt	10	10.0	15.9
Long-term debt amendment fees	10	(6.7)	—
Repayment of long-term debt	10	(4.8)	(3.4)
Repayment of lease liabilities		(8.4)	(7.4)
Interest paid		(19.7)	(17.3)
Issuance of subordinate voting shares		0.1	0.4
Repurchase of subordinate voting shares	11	(59.6)	(30.0)
Dividends paid		—	(9.7)
Other		(0.6)	(1.6)
Net cash flows generated from (used in) financing activities		596.9	(54.9)
Effect of exchange rate changes on cash		(7.8)	(1.8)
Net increase (decrease) in cash		758.2	(4.4)
Cash at the beginning of period		42.5	100.0
Cash at the end of period		$800.7	$95.6

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2020 and 2019

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

1.	NATURE OF OPERATIONS

BRP Inc. (“BRP”) is incorporated under the laws of Canada. BRP’s multiple voting shares are owned by Beaudier Inc. and 4338618 Canada Inc. (collectively, “Beaudier Group”), Bain Capital Luxembourg Investments S.à r.l. (“Bain Capital”) and La Caisse de dépôt et placement du Québec (“CDPQ”), (collectively, the “Principal Shareholders”) whereas BRP’s subordinate voting shares are listed in Canada on the Toronto Stock Exchange under the symbol DOO and in the United States on the Nasdaq Global Select Market under the symbol DOOO.

BRP and its subsidiaries (the “Company”) design, develop, manufacture and sell powersports vehicles and marine products. The Company’s Powersports segment comprises “Year-Round Products” which consist of all-terrain vehicles, side-by-side vehicles and three-wheeled vehicles; “Seasonal Products” which consist of snowmobiles and personal watercraft; and “Powersports PA&A and OEM Engines” which consist of parts, accessories and apparel (“PA&A”), engines for karts, motorcycles and recreational aircraft and other services. Additionally, the Company’s “Marine” segment consist of outboard and jet boat engines, boats and related PA&A and other services. The Company’s products are sold mainly through a network of independent dealers, independent distributors and to original equipment manufacturers (the “Customers”). The Company distributes its products worldwide and manufactures them in Mexico, Canada, Austria, the United States, Finland and Australia.

The Company’s headquarters is located at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements for the three-month periods ended April 30, 2020 and 2019 have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and in accordance with IAS 34 “Interim Financial Reporting”. These unaudited condensed consolidated interim financial statements for the three-month periods ended April 30, 2020 and 2019 follow the same accounting policies as the audited consolidated financial statements for the year ended January 31, 2020 and, as such, should be read in conjunction with them.

The preparation of these unaudited condensed consolidated interim financial statements in accordance with the Company’s accounting policies requires management to make estimates and judgments that can affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, other comprehensive income and disclosures made. The Company’s best estimates are based on the information, facts and circumstances available at the time estimates are made. Management uses historical experience and information, general economic conditions and trends including but not limited to the COVID-19 pandemic impact, as well as assumptions regarding probable future outcomes as the basis for determining estimates. Actual results could differ from the estimates used and such differences could be significant.

These unaudited condensed consolidated interim financial statements include the financial statements of BRP and its subsidiaries. BRP controls all of its subsidiaries that are wholly owned through voting equity interests, except for Regionales Innovations Centrum GmbH in Austria for which a non-controlling interest of 25% is recorded upon consolidation, BRP Commerce & Trade Co. Ltd in China for which a non-controlling interest of 20% is recorded upon consolidation and Telwater Pty Ltd in Australia for which there is a non-controlling interest of 20%. BRP is also part of joint ventures located in Austria. All inter-company transactions and balances have been eliminated upon consolidation.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2020 and 2019

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	BASIS OF PRESENTATION [CONTINUED]

The Company’s revenues and operating income experience substantial fluctuations from quarter to quarter. In general, wholesale of the Company’s products are higher in the period immediately preceding and during their particular season of use. However, the mix of product sales may vary considerably from time to time as a result of changes in seasonal and geographic demand, the introduction of new products and models and production scheduling for particular types of products.

On May 27, 2020, the Board of Directors of the Company approved these unaudited condensed consolidated interim financial statements for the three-month periods ended April 30, 2020 and 2019.

3.	OTHER FINANCIAL ASSETS

The Company’s other financial assets were as follows, as at:

	April 30, 2020	January 31, 2020
Restricted investments [a]	$14.4	$14.6
Derivative financial instruments	9.1	8.9
Other	10.0	15.8
Total other financial assets	$33.5	$39.3
Current	13.4	19.1
Non-current	20.1	20.2
Total other financial assets	$33.5	$39.3

[a]

The restricted investments are publicly traded bonds that can only be used for severance payments and pension costs associated with Austrian pension plans, and are not available for general corporate use.

The non-current portion is mainly attributable to the restricted investments.

4.	INVENTORIES

The Company’s inventories were as follows, as at:

	April 30, 2020	January 31, 2020
Materials and work in progress	$467.5	$429.5
Finished products	411.5	492.0
Parts, accessories and apparel	237.5	244.8
Total inventories	$1,116.5	$1,166.3

The Company recognized in the condensed consolidated interim statements of net income during the three-month period ended April 30, 2020, a write-down on inventories of $11.6 million ($4.4 million during the three-month period ended April 30, 2019).

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2020 and 2019

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

5.	PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment were as follows, as at:

	April 30, 2020			January 31, 2020
	Cost	Accumulated depreciation	Carrying amount	Cost	Accumulated depreciation	Carrying amount
Tooling	$866.7	$578.5	$288.2	$936.2	$622.7	$313.5
Equipment	859.2	454.7	404.5	854.0	450.4	403.6
Building	409.2	158.7	250.5	399.2	151.8	247.4
Land	65.0	—	65.0	62.9	—	62.9
Total	$2,200.1	$1,191.9	$1,008.2	$2,252.3	$1,224.9	$1,027.4

The following table explains the changes in property, plant and equipment during the three-month period ended April 30, 2020:

	Carrying amount as at January 31, 2020	Additions	Disposals	Depreciation	Impairment (Note 16)	Effect of foreign currency exchange rate changes	Carrying amount as at April 30, 2020
Tooling	$313.5	$15.2	$—	$(24.4)	$(20.0)	$3.9	$288.2
Equipment	403.6	16.0	—	(19.5)	(4.8)	9.2	404.5
Building	247.4	3.7	—	(4.5)	—	3.9	250.5
Land	62.9	—	—	—	—	2.1	65.0
Total	$1,027.4	$34.9	$—	$(48.4)	$(24.8)	$19.1	$1,008.2

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2020 and 2019

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

6.	INTANGIBLE ASSETS

The Company’s intangible assets were as follows, as at:

	April 30, 2020			January 31, 2020
	Cost	Accumulated depreciation	Carrying amount	Cost	Accumulated depreciation	Carrying amount
Goodwill	$116.0	$—	$116.0	$230.2	$—	$230.2
Trademarks	202.8	—	202.8	219.2	—	219.2
Software and licences	172.9	100.2	72.7	172.1	95.5	76.6
Patents	5.3	1.0	4.3	5.3	0.9	4.4
Dealer networks	139.9	66.2	73.7	137.3	61.1	76.2
Customer relationships	24.5	21.4	3.1	23.6	20.1	3.5
Total	$661.4	$188.8	$472.6	$787.7	$177.6	$610.1

The following table explains the changes in Company’s intangible assets during the three-month period ended April 30, 2020:

	Carrying amount as at January 31, 2020	Additions	Disposals	Depreciation	Impairment (Note 16)	Effect of foreign currency exchange rate changes	Carrying amount as at April 30, 2020
Goodwill	$230.2	$—	$—	$—	$(114.3)	$0.1	$116.0
Trademarks	219.2	—	—	—	(20.2)	3.8	202.8
Software and licences	76.6	8.4	—	(3.8)	(8.9)	0.4	72.7
Patents	4.4	—	—	(0.1)	—	—	4.3
Dealer networks	76.2	—	—	(2.4)	(3.2)	3.1	73.7
Customer relationships	3.5	—	—	(0.4)	—	—	3.1
Total	$610.1	$8.4	$—	$(6.7)	$(146.6)	$7.4	$472.6

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2020 and 2019

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

7.	REVOLVING CREDIT FACILITIES

The Company has a total availability of $700.0 million under revolving credit facilities maturing in May 2024 (the “Revolving Credit Facilities”). As at April 30, 2020, the Company had $685.6 million of outstanding indebtedness under the Revolving Credit Facilities.

The applicable interest rates vary depending on a leverage ratio. The leverage ratio is defined in the Revolving Credit Facilities agreement by the ratio of net debt to consolidated cash flows of the Company (the “Leverage ratio”). The applicable interest rates are as follows:

(i)	U.S. dollars at either
(a)	LIBOR plus 1.45% to 3.00% per annum; or
(b)	U.S. Base Rate plus 0.45% to 2.00% per annum; or
(c)	U.S. Prime Rate plus 0.45% to 2.00% per annum;

(ii)	Canadian dollars at either
(a)	Bankers’ Acceptance plus 1.45% to 3.00% per annum; or
(b)	Canadian Prime Rate plus 0.45% to 2.00% per annum

(iii)	Euros at Euro LIBOR plus 1.45% to 3.00% per annum.

In addition, the Company incurs commitment fees of 0.25% to 0.40% per annum on the undrawn amount of the Revolving Credit Facilities.

As at April 30, 2020, the cost of borrowing under the Revolving Credit Facilities was as follows:

(i)	U.S. dollars at either
(a)	LIBOR plus 1.70% per annum; or
(b)	U.S. Base Rate plus 0.70% per annum; or
(c)	U.S. Prime Rate plus 0.70% per annum;

(ii)	Canadian dollars at either
(a)	Bankers’ Acceptance plus 1.70% per annum; or
(b)	Canadian Prime Rate plus 0.70% per annum

(iii)	Euros at Euro LIBOR plus 1.70% per annum.

As at April 30, 2020, the commitment fees on the undrawn amount of the Revolving Credit Facilities were 0.25% per annum.

The Company is required to maintain, under certain conditions, a minimum fixed charge coverage ratio. Additionally, the total available borrowing under the Revolving Credit Facilities is subject to a borrowing base calculation representing 75% of the carrying amount of trade and other receivables plus 50% of the carrying amount of inventories.

During the three-month period ended April 30, 2019, the Company amended its $575.0 million revolving credit facilities to increase the availability by $125.0 million for a total availability of $700.0 million, to extend the maturity from May 2023 to May 2024 and to improve the pricing grid. The Company incurred transaction fees of $1.5 million related to this amendment.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2020 and 2019

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

8.	PROVISIONS

The Company’s provisions were as follows, as at:

	April 30, 2020	January 31, 2020
Product-related	$570.6	$519.4
Restructuring (Note 17)	4.3	1.7
Other	26.6	18.4
Total provisions	$601.5	$539.5
Current	488.3	426.7
Non-current	113.2	112.8
Total provisions	$601.5	$539.5

Product-related provisions include provisions for regular warranty coverage on products sold, product liability provisions and provisions related to sales programs offered by the Company to its Customers in order to support the retail activity.

The non-current portion of provisions is mainly attributable to product-related provisions.

The changes in provisions were as follows:

	Product-related	Restructuring	Other	Total
Balance as at January 31, 2020	$519.4	$1.7	$18.4	$539.5
Expensed during the period	187.8	5.7	12.0	205.5
Paid during the period	(155.9)	(3.1)	(4.0)	(163.0)
Reversed during the period	(3.2)	—	(0.1)	(3.3)
Effect of foreign currency exchange rate changes	21.0	—	0.3	21.3
Unwinding of discount and effect of changes in discounting estimates	1.5	—	—	1.5
Balance as at April 30, 2020	$570.6	$4.3	$26.6	$601.5

9.	OTHER FINANCIAL LIABILITIES

The Company’s other financial liabilities were as follows, as at:

	April 30, 2020	January 31, 2020
Dealer holdback programs and customer deposits	$116.8	$100.2
Due to Bombardier Inc.	22.5	22.3
Derivative financial instruments	8.3	5.2
Due to a pension management company	1.2	1.0
Financial liability related to NCIB	—	70.3
Non-controlling interest liability	19.4	19.0
Other	9.8	11.9
Total other financial liabilities	$178.0	$229.9
Current	130.7	182.9
Non-current	47.3	47.0
Total other financial liabilities	$178.0	$229.9

The non-current portion is mainly comprised of the amount due to Bombardier Inc. in connection with indemnification related to income taxes and the amount of the non-controlling interest liability.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2020 and 2019

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

10.	LONG-TERM DEBT

As at April 30, 2020 and January 31, 2020, the maturity dates, interest rates, outstanding nominal amounts and carrying amounts of long-term debt were as follows:

April 30, 2020
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount	Carrying amount
Term Facility	May 2027	2.40%	2.40%	U.S. $1,216.8	$1,692.7
Term Loans	Dec. 2021 to Dec. 2030	0.75% to 1.60%	1.00% to 4.67%	Euro 36.2	48.7
Total long-term debt					$1,741.4
Current					18.4
Non-current					1,723.0
Total long-term debt					$1,741.4

January 31, 2020
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount	Carrying amount
Term Facility	May 2025	3.65%	3.65%	U.S. $886.5	$1,172.0
	May 2025	4.15%	4.44%	U.S. $333.3	$434.7	[a]
Term Loans	June 2020 to Dec. 2030	0.75% to 1.65%	1.00% to 4.67%	Euro 29.7	38.7
Total long-term debt					$1,645.4
Current					17.9
Non-current					1,627.5
Total long-term debt					$1,645.4

[a] Net of unamortized transaction costs of $6.0 million.

The following table explains the changes in long-term debt during the three-month period ended April 30, 2020:

		Statements of cash flows		Non-cash changes
	Carrying amount as at January 31, 2020	Issuance	Repayment	Effect of foreign currency exchange rate changes	Other	Carrying amount as at April 30, 2020
Term Facility	$1,606.7	$—	$(4.2)	$84.2	$6.0	$1,692.7
Term Loans	38.7	10.0	(0.6)	1.8	(1.2)	48.7
Total	$1,645.4	$10.0	$(4.8)	$86.0	$4.8	$1,741.4

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2020 and 2019

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

10.	LONG-TERM DEBT [CONTINUED]

a)	Term Facility

On February 4, 2020, the Company amended its Term Facility to consolidate it into a single tranche which reduces the cost of borrowing by 0.50% for the previous U.S. $335.0 million tranche and extends the maturity from May 2025 to May 2027. The Company incurred transaction costs of $6.7 million, which have been recorded in financing costs. In addition, the unamortized transaction costs of $6.0 million were derecognized and recorded in financing costs.

As at April 30, 2020, the cost of borrowing under the Term Facility was as follows:

(i)	LIBOR plus 2.00% per annum, with a LIBOR floor of 0.00%; or
(ii)	U.S. Base Rate plus 1.00%; or
(iii)	U.S. Prime Rate plus 1.00%

Under the Term Facility, the cost of borrowing in U.S. Base Rate or U.S. Prime Rate cannot be lower than the cost of borrowing in LIBOR.

The Company is required to repay a minimum of 0.25% of the nominal amount of U.S. $1,235.0 million each quarter. Consequently, the Company repaid an amount of U.S. $3.0 million ($4.2 million) during the three-month period ended April 30, 2020. Also, the Company may be required to repay a portion of the Term Facility in the event that it has an excess cash position at the end of the fiscal year and its leverage ratio is above a certain threshold level.

b)	Term Loans

During the three-month period ended April 30, 2020, the Company entered into term loan agreements at favourable interest rates under Austrian government programs. These programs support research and development projects based on the Company’s incurred expenses in Austria. The term loans have a total nominal amount of euro 6.8 million ($10.0 million), interest rates at 0.87% (1.12% starting in July 2024) or at Euribor three-months plus 0.80% and maturities between December 2024 and December 2030. The Company recognized a grant of euro 0.9 million ($1.3 million) as a reduction of research and development expenses representing the difference between the fair value of the term loans at inception and the cash received.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2020 and 2019

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

11.	NORMAL COURSE ISSUER BID PROGRAM (“NCIB”)

During the three-month period ended April 30, 2020, the Company continued the NCIB that was announced and started during the fiscal year ended January 31, 2020 and repurchased 1,005,300 subordinate voting shares for a total consideration of $55.6 million.

When the Company was not permitted to purchase subordinate voting shares due to regulatory restrictions or self-imposed blackout periods, an automatic share purchase plan with a designated broker allowed the purchase of subordinate voting shares under pre-set conditions. During the three-month period ended April 30, 2020, the Company recognized a gain of $12.2 million in financing income related to the automatic share purchase plan. The gain represents the difference between the share price used to establish the financial liability at the end of each quarter and the amount actually paid to repurchase shares during the regulatory restrictions or self-imposed blackout periods.

Of the total consideration of $55.6 million, $4.4 million represents the carrying amount of the shares repurchased, $63.4 million represents the amount charged to retained losses and $12.2 million represents the gain recognized in net income.

The changes in subordinate voting shares issued and outstanding were as follows:

	Number of shares	Carrying Amount
Subordinate voting shares
Balance as at January 31, 2020	42,410,974	$186.9
Issued upon exercise of stock options	1,350	0.1
Repurchased under the NCIB	(1,005,300)	(4.4)
Balance as at April 30, 2020	41,407,024	$182.6

Multiple voting shares
Balance as at April 30, 2020 and January 31, 2020	45,891,671	$3.7

Total outstanding as at April 30, 2020	87,298,695	$186.3

12.	STOCK OPTION PLAN

During the three-month period ended April 30, 2020, the Company granted 1,649,100 stock options to eligible officers and employees to acquire subordinated voting shares at an average exercise price of $26.66. The fair value of the options at the grant date was $9.03. Such stock options are time vesting and 25% of the options will vest on each of the first, second, third and fourth anniversary of the grant. The stock options have a ten-year term at the end of which the options expire. No stock options were granted during the three-month period ended April 30, 2019.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2020 and 2019

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

13.	SEGMENTED INFORMATION

Details of segment information were as follows:

For the three-month period ended April 30, 2020	Powersports segment	Marine segment	Inter- segment eliminations	Total
Revenues	$1,120.4	$112.1	$(2.7)	$1,229.8
Cost of sales	889.9	107.5	(2.7)	994.7
Gross profit	230.5	4.6	—	235.1

Total operating expenses				362.4 [a]
Operating loss				(127.3)

Financing costs				37.0
Financing income				(14.0)
Foreign exchange loss on long-term debt				84.2
Income before income taxes				(234.5)
Income tax expense				(8.4)
Net loss				$(226.1)

[a]	Including an impairment charge of $171.4 million related to the Marine segment.

For the three-month period ended April 30, 2019	Powersports segment	Marine segment	Inter- segment eliminations	Total
Revenues	$1,187.7	$151.3	$(5.3)	$1,333.7
Cost of sales	901.0	137.4	(5.3)	1,033.1
Gross profit	286.7	13.9	—	300.6

Total operating expenses				211.6
Operating income				89.0

Financing costs				20.7
Financing income				(0.8)
Foreign exchange loss on long-term debt				25.7
Income before income taxes				43.4
Income tax expense				19.6
Net income				$23.8

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2020 and 2019

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

14.	EARNINGS PER SHARE

a)	Basic earnings per share

Details of basic earnings per share were as follows:

	Three-month periods ended
	April 30, 2020	April 30, 2019
Net income (loss) attributable to shareholders	$(226.0)	$24.0

Weighted average number of shares	87,600,161	96,990,837
Earnings (loss) per share - basic	$(2.58)	$0.25

b)	Diluted earnings per share

Details of diluted earnings per share were as follows:

	Three-month periods ended
	April 30, 2020	April 30, 2019
Net income (loss) attributable to shareholders	$(226.0)	$24.0

Weighted average number of shares	87,600,161	96,990,837
Dilutive effect of stock options	—	780,695
Weighted average number of diluted shares	87,600,161	97,771,532
Earnings (loss) per share - diluted	$(2.58)	$0.25

For the three-month period ended April 30, 2020, basic and diluted loss per share are the same, as the effect of stock options is antidilutive. Stock options that could potentially dilute basic earnings per share in the future, which are not included in the calculation of diluted loss per share, represent 359,876 stock options for the three-month period ended April 30, 2020.

15.	REVENUES

Details of revenues were as follows:

	Three-month periods ended
	April 30, 2020	April 30, 2019
Powersports
Year-Round Products	$640.3	$627.0
Seasonal Products	322.6	375.4
Powersports PA&A and OEM Engines	157.3	185.0
Marine	109.6	146.3
Total	$1,229.8	$1,333.7

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2020 and 2019

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

15.	REVENUES [CONTINUED]

The following table provides geographic information on Company’s revenues. The attribution of revenues was based on customer locations.

	Three-month periods ended
	April 30, 2020	April 30, 2019
United States	$776.8	$740.5
Europe	190.2	285.8
Canada	159.5	182.8
Asia Pacific	58.5	62.5
Latin America	41.3	60.7
Other	3.5	1.4
	$1,229.8	$1,333.7

16.	IMPAIRMENT CHARGE

The Company evaluated the events and changes in circumstances since the most recent quantitative impairment test performed as at January 31, 2020, notably the estimated economic effects of the COVID-19 pandemic, which is expected to impact negatively the market conditions and decrease the sales and operating performance outlook. The Company therefore determined that some of its cash-generating units (“CGU”) were impaired. During the three-month period ended April 30, 2020, the Company recorded an impairment charge of $30.5 million related to intangible assets of Alumacraft Boat Co. CGU, $33.3 million related to Triton Industries, Inc. CGU and $60.7 million related to Telwater Pty Ltd CGU. The charges were determined by comparing the carrying amount of each CGU to its recoverable amount, which is the higher of the fair value less costs of disposal or the value in use. The recoverable amount for the impaired CGUs is based on a fair value less costs to sell (“FVLCS”) calculation using market-based measurement rather than an entity-specific measurement. The Company has determined that the discounted cash flow (“DCF”) technique provides the best assessment of what each impaired CGU could be exchanged for in an arm’s length transaction. Fair value is represented by the present value of expected future cash flows of the business together with the residual value of the business at the end of the forecast period. The DCF technique was applied on an enterprise-value basis, where the after-tax cash flows prior to interest expense are discounted using a weighted average cost of capital. This approach requires assumptions regarding revenue growth rates, sustainable results, level of working capital, capital expenditures, tax rates and discount rates. The estimated future cash flows are discounted to their present value using a pre-tax discount rate ranging from 12.6% to 14.6%. These discount rates were calculated by adding to the Company’s weighted average cost of capital the risk factor associated with the product line tested. Growth rates between 1.5% and 2.5% were used to calculate the terminal value.

On May 27, 2020, the Board of Directors of the Company decided to wind-down the production of Evinrude outboard engines at the facility located in Sturtevant, United States. This decision resulted in an impairment charge of $46.9 million of which $24.8 million was allocated to property, plant and equipment and $22.1 million to intangible assets.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2020 and 2019

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

17.	OTHER OPERATING EXPENSES

Details of other operating expenses were as follows:

	Three-month periods ended
	April 30, 2020	April 30, 2019
Restructuring costs	$5.7	$—
Foreign exchange loss on working capital elements	18.8	11.4
Gain on forward exchange contracts	(9.6)	(7.3)
Other	(1.1)	0.6
Total	$13.8	$4.7

During the three-month period ended April 30, 2020, as a response to COVID-19 pandemic, the Company announced cost reduction initiatives which included the reduction of its global workforce and other temporary layoffs. An amount of $5.7 million was recorded as restructuring costs related to this initiative. The Company expects to settle the remaining restructuring provision during the year ending January 31, 2021.

18.	FINANCING COSTS AND INCOME

Details of financing costs and financing income were as follows:

	Three-month periods ended
	April 30, 2020	April 30, 2019
Interest on long-term debt	$14.7	$13.6
Transaction costs on long-term debt	12.7	—
Interest and commitment fees on revolving credit facilities	3.3	2.3
Interest on lease liabilities	2.4	2.2
Net interest on employee future benefit liabilities	1.4	1.6
Other	2.5	1.0
Financing costs	37.0	20.7

Financing income	(14.0)	(0.8)
Total	$23.0	$19.9

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2020 and 2019

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

19.	INCOME TAXES

Details of income tax expense (recovery) were as follows:

	Three-month periods ended
	April 30, 2020	April 30, 2019

Current income tax expense
Related to current year	$13.5	$28.9
Related to prior years	3.7	0.4
	17.2	29.3
Deferred income tax recovery
Temporary differences	(36.1)	(13.0)
Effect of income tax rate changes on deferred income taxes	—	0.2
Increase in valuation allowance	10.5	3.1
	(25.6)	(9.7)
Income tax expense (recovery)	$(8.4)	$19.6

The reconciliation of income taxes computed at the Canadian statutory rates to income tax expense (recovery) recorded was as follows:

	Three-month periods ended
	April 30, 2020		April 30, 2019
Income taxes calculated at statutory rates	$(62.1)	26.5%	$11.5	26.6%
Increase (decrease) resulting from:
Income tax rate differential of foreign subsidiaries	(1.7)		0.1
Effect of income tax rate changes on deferred income taxes	—		0.2
Increase in valuation allowance	10.5		3.1
Recognition of income taxes on foreign currency translation	5.2		(1.1)
Permanent differences [a]	38.5		4.9
Adjustments in respect of prior years	0.7		0.3
Other	0.5		0.6
Income tax expense (recovery)	$(8.4)		$19.6
[a]	The permanent differences result mainly from the impairment charge on goodwill and the foreign exchange loss on the long-term debt denominated in U.S. dollars.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2020 and 2019

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

20.	FINANCIAL INSTRUMENTS

a)	Fair value

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of the Company’s financial instruments take into account the credit risk embedded in the instrument. For financial assets, the credit risk of the counterparty is considered whereas for financial liabilities, the Company’s credit risk is considered.

In order to determine the fair value of its financial instruments, the Company uses, when active markets exist, quoted prices from these markets (“Level 1” fair value). When public quotations are not available in the market, fair values are determined using valuation techniques. When inputs used in the valuation techniques are only inputs directly and indirectly observable in the marketplace, fair value is presented as “Level 2” fair value. If fair value is assessed using inputs that require considerable judgment from the Company in interpreting market data and developing estimates, fair value is presented as “Level 3” fair value. For Level 3 fair value, the use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The fair value level, carrying amount and fair value of restricted investments, non-controlling interest liability, derivative financial instruments and long-term debt were as follows:

		As at April 30, 2020
	Fair value level	Carrying amount	Fair value

Restricted investments (Note 3)	Level 2	$14.4	$14.4

Non-controlling interest liability (Note 9)	Level 3	$19.4	$19.4

Derivative financial instruments
Forward exchange contracts
Favourable (Note 3)		$9.1	$9.1
(Unfavourable)		(6.6)	(6.6)
Inflation rate swap		(1.7)	(1.7)
	Level 2	$0.8	$0.8

Long-term debt (including current portion)
Term Facility (Note 10)	Level 1	$(1,692.7)	$(1,528.9)
Term Loans (Note 10)	Level 2	(48.7)	(49.4)
		$(1,741.4)	$(1,578.3)

For cash, trade and other receivables, revolving credit facilities, trade payables and accruals, dealer holdback programs and customer deposits, the carrying amounts reported on the condensed consolidated interim statements of financial position or in the notes approximate the fair values of these items due to their short-term nature.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2020 and 2019

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

20.	FINANCIAL INSTRUMENTS [CONTINUED]

b)	Liquidity risk

The following table summarizes the financial liabilities instalments payable when contractually due as at April 30, 2020:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total amount
Trade payables and accruals	$957.0	$—	$—	$—	$957.0
Long-term debt (including interest)	60.0	124.0	126.5	1,722.5	2,033.0
Lease liabilities (including interest)	42.7	77.0	53.5	130.5	303.7
Derivative financial instruments	6.6	1.7	—	—	8.3
Other financial liabilities	124.1	21.1	—	24.5	169.7
Total	$1,190.4	$223.8	$180.0	$1,877.5	$3,471.7

21.	SUBSEQUENT EVENTS

On May 8, 2020, the Company entered into an incremental U.S. $600.0 million tranche under its Term Facility. This new tranche matures in May 2027 and the cost of borrowing is LIBOR plus 5.00% per annum, with a LIBOR floor of 1.00%. Consistent with the existing Term Facility, the new tranche is exempt of financial covenants.

On May 27, 2020, the Board of Directors approved a strategic plan to wind down the outboard engine production in its Sturtevant, Wisconsin, facility. The Company estimates the total costs to wind down the production could be in a range of approximately $60 million to $85 million to be incurred during the years ending on January 31, 2021 and 2022. In addition, the company expects to record a charge of approximately $25 million for excess and obsolete inventory.